UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

SandRidge Energy, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
80007P 307
(CUSIP Number)
James H. Holloman, Jr., Esq.
20 North Broadway, Suite 1800
Oklahoma City, Oklahoma 73102
(405) 235-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	80007P 307

1.	NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of Above Persons (entities only) Tom L. Ward

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7.	SOLE VOTING POWER

NUMBER OF		21,084,568

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,200

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,776,553

WITH	10.	SHARED DISPOSITIVE POWER

		6,703,798

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	21,115,768

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	5.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Schedule 13D	Page 2 of 6 Pages

     This Amendment No. 7 (this “Seventh Amendment”) to Schedule 13D is filed by Tom L. Ward (the “Reporting Person”) with respect to the Reporting Person’s beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of SandRidge Energy, Inc., a Delaware corporation (the “Issuer”). This Seventh Amendment amends the initial statement on Schedule 13D filed by the Reporting Person on November 19, 2007, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on March 14, 2008, Amendment No. 2 to Schedule 13D filed by the Reporting Person on June 17, 2008, Amendment No. 3 to Schedule 13D filed by the Reporting Person on August 7, 2008, Amendment No. 4 to Schedule 13D filed by the Reporting Person on January 7, 2009, Amendment No. 5 to Schedule 13D filed by the Reporting Person on May 7, 2009, and Amendment No. 6 to Schedule 13D filed by the Reporting Person on December 8, 2009 (collectively, the “Prior 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. Except as indicated herein, the information set forth in the Prior 13D remains unchanged.
Item 1. Security and Issuer
     The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Seventh Amendment.
Item 2. Identity and Background
     The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Seventh Amendment.
Item 3. Source and Amount of Funds or Other Consideration
     The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Seventh Amendment.
Item 4. Purpose of Transaction
     The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Seventh Amendment.
Item 5. Interest in Securities of the Issuer
     The information contained in paragraphs (a) and (b) of Item 5 of the Prior 13D is hereby amended and restated, and information responsive to paragraph (c) of this Item 5 is included, as follows:
     (a) As of the date of this Seventh Amendment, the Reporting Person is the beneficial owner of 21,115,768 shares of Common Stock, which consist of: (i) 18,364,356 shares of Common Stock owned directly by the Reporting Person in brokerage and security accounts; (ii) 2,635,417 shares of unvested restricted Common Stock that will not vest within 60 days from the date of this Seventh Amendment, but for which the Reporting Person has voting power pursuant to the Issuer’s incentive compensation plan governing such restricted Common Stock; (iii) 79,000 shares of Common Stock held in an IRA for the benefit of the Reporting Person;

Schedule 13D	Page 3 of 6 Pages

(iv) 5,795 shares of Common Stock held in a 401(k) plan account for the benefit of the Reporting Person; and (v) 31,200 shares of Common Stock held by Solon L. Bloomer Family Partners Limited Partnership II (“Bloomer Family Partners”), for which the Reporting Person exercises shared voting and dispositive power, which together constitute 5.2% of the outstanding shares of Common Stock. The beneficial ownership percentage of the Reporting Person is calculated based on 405,104,814 shares of Common Stock outstanding as of July 30, 2010, based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2010.
     In addition to the shares of Common Stock beneficially owned by the Reporting Person described above, the Reporting Person (i) is a beneficiary of an Executive Nonqualified Excess Plan maintained by the Issuer with a current balance of 57,988 shares of Common Stock, for which the Reporting Person has no voting power and no dispositive power exercisable within 60 days of the date of this Seventh Amendment, and (ii) owns 716,619 shares of unvested restricted Common Stock that will not vest within 60 days from the date of this Seventh Amendment and for which the Reporting Person will not hold voting power until vested pursuant to the Issuer’s incentive compensation plan governing such restricted Common Stock.
     The restricted Common Stock owned by the Reporting Person vests in equal 25% increments annually on the anniversary date of each grant date pursuant to the following vesting schedule:

			Shares
			Vesting and
		Shares	to be
	Shares of	Vested and	Delivered to		Voting
Restricted	Restricted	Previously	Reporting		Power over
Common	Common	Delivered to	Person	Remaining	Remaining
Stock	Stock	Reporting	Within	Unvested	Unvested
Grant Date	Granted	Person	60 Days	Shares	Shares
01/10/2007	300,000	225,000	0	75,000	No
07/11/2007	325,000	243,750	0	81,250	No
01/11/2008	234,375	117,188	0	117,187	No
07/11/2008	136,364	68,182	0	68,182	No
01/09/2009	500,000	125,000	0	375,000	No
07/10/2009	625,000	156,250	0	468,750	Yes
01/08/2010	812,500	0	0	812,500	Yes
07/09/2010	1,354,167	0	0	1,354,167	Yes

Total	4,287,406	935,370 (1)	0	3,352,036

(1)	Total does not reflect the Reporting Person’s surrender of 219,066 shares of Common Stock to the Issuer upon various vesting dates in satisfaction of required tax withholdings.
     It is anticipated that the Reporting Person will receive additional contributions to his Executive Nonqualified Excess Plan account, grants of restricted Common Stock and/or other

Schedule 13D	Page 4 of 6 Pages

equity grants in the future so long as he remains employed by the Issuer. New grants of restricted Common Stock may provide the Reporting Person with voting power over such restricted Common Stock prior to vesting under the terms of the Issuer’s incentive compensation plans.
     (b) As of the date of this Seventh Amendment, the Reporting Person has (i) sole voting power with respect to 21,084,568 shares of Common Stock, consisting of all shares of Common Stock beneficially owned by the Reporting Person excluding 31,200 shares of Common Stock held by Bloomer Family Partners, for which the Reporting Person shares voting power with Ronnie D. Ward, the Reporting Person’s brother (“Co-General Partner”), as a co-general partner, and (ii) sole dispositive power with respect to 11,776,553 shares of Common Stock, consisting of all shares of Common Stock beneficially owned by the Reporting Person excluding (A) 2,635,417 shares of unvested restricted Common Stock that will not vest within 60 days from the date of this Seventh Amendment, for which the Reporting Person has voting power but no dispositive power prior to vesting, (B) 31,200 shares of Common Stock held by Bloomer Family Partners, for which the Reporting Person shares dispositive power with the Co-General Partner, and (C) 6,672,598 shares of Common Stock that may be acquired by the Kaiser-Francis Charitable Income Trust-C (“CIT”) upon the exercise of a warrant granted to CIT by the Reporting Person, as more fully described under Item 6 of the Prior 13D. Information relevant to each of the Co-General Partner and CIT is set forth below.
Co-General Partner
     Ronnie D. Ward’s business address is Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. He is the Vice-President — Land, Northern Division of Chesapeake Energy Corporation. To the knowledge of the Reporting Person, Mr. Ward has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years. He is a citizen of the United States of America.
CIT
     Kaiser-Francis Charitable Income Trust-C is a charitable income trust established by George B. Kaiser under Oklahoma law. The principal beneficiaries of CIT are The Tulsa Community Foundation and The George Kaiser Family Foundation. Its principal office and place of business is located at 124 E. 4th Street, Tulsa, Oklahoma 74103. To the knowledge of the Reporting Person, CIT has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.
     (c) On October 6, 2010, the Reporting Person and TLW Properties, L.L.C., an entity controlled by the Reporting Person, sold 5,363,246 and 636,754 shares of Common Stock, respectively, in the open market at a price of $5.86 per share pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

Schedule 13D	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Seventh Amendment.
Item 7. Material to Be Filed as Exhibits
     The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Seventh Amendment.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 18, 2010	/s/ Tom L. Ward
Tom L. Ward

Schedule 13D	Page 6 of 6 Pages